UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2013

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2013

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$

REVENUES (note 8)	235,561	217,709	670,085	669,215

OPERATING EXPENSES
Voyage expenses	28,249	21,653	74,470	84,867
Vessel operating expenses (note 8)	89,035	77,299	252,878	230,557
Time-charter hire expense	14,142	14,910	43,012	41,496
Depreciation and amortization	51,920	46,746	146,695	143,137
General and administrative (notes 8, 9, and 14)	12,600	9,212	33,407	26,842
Write-down and loss on sale of vessels (note 15)	57,502	9,193	57,502	10,241
Restructuring charge (note 7)	449	—	2,503	—

Total operating expenses	253,897	179,013	610,467	537,140

(Loss) income from vessel operations	(18,336)	38,696	59,618	132,075

OTHER ITEMS
Interest expense (notes 6 and 8)	(16,789)	(11,891)	(44,452)	(36,673)
Interest income (note 8)	467	184	2,127	534
Realized and unrealized (losses) gains on non-designated derivative instruments (note 9)	(7,952)	(13,458)	24,872	(57,536)
Equity income	1,199	—	2,797	—
Foreign currency exchange loss (note 9)	(2,730)	(718)	(2,813)	(2,590)
Loss on bond repurchase (note 6)	—	—	(1,759)	—
Other income (expense) - net	310	(54)	884	1,224

Total other items	(25,495)	(25,937)	(18,344)	(95,041)

(Loss) income from continuing operations before income tax expense	(43,831)	12,759	41,274	37,034
Income tax expense (note 10)	(107)	(1,025)	(329)	(564)

Net (loss) income from continuing operations	(43,938)	11,734	40,945	36,470
Net (loss) income from discontinued operations (notes 8 and 15)	(333)	2,605	(4,642)	20,843

Net (loss) income	(44,271)	14,339	36,303	57,313

Non-controlling interests in net (loss) income from continuing operations	(18,483)	572	(13,432)	3,040
Non-controlling interests in net (loss) income	(18,483)	572	(13,432)	3,040
Dropdown Predecessor’s interest in net (loss) income (note 2)	—	—	(2,225)	—
Preferred unit’s interest in net (loss) income (note 13)	2,718	—	4,531	—
General Partner’s interest in net (loss) income from continuing operations	2,123	2,066	9,505	9,009
General Partner’s interest in net (loss) income from discontinued operations	25	481	(452)	(1,599)
General Partner’s interest in net (loss) income	2,148	2,547	9,053	7,410
Limited partners’ interest in net (loss) income from continuing operations	(30,296)	9,096	42,566	24,421
Limited partners’ interest in net (loss) income from continuing operations per common unit - basic (note 13)	(0.36)	0.12	0.52	0.34
Limited partners’ interest in net (loss) income from continuing operations per common unit - diluted (note 13)	(0.36)	0.12	0.52	0.34
Limited partners’ interest in net (loss) income from discontinued operations	(358)	2,124	(4,190)	22,442
Limited partners’ interest in net (loss) income from discontinued operations per common unit - basic (note 13)	—	0.03	(0.05)	0.31
Limited partners’ interest in net (loss) income from discontinued operations per common unit - diluted (note 13)	—	0.03	(0.05)	0.31
Limited partners’ interest in net (loss) income	(30,654)	11,220	38,376	46,863
Limited partners’ interest in net (loss) income per common unit - basic (note 13)	(0.36)	0.15	0.47	0.65
Limited partners’ interest in net (loss) income per common unit - diluted (note 13)	(0.36)	0.15	0.47	0.65

Weighted-average number of common units - basic	83,700,905	73,577,367	82,190,727	71,617,338
Weighted-average number of common units - diluted	83,700,905	73,577,367	82,205,069	71,617,338

Cash distributions declared per unit	0.5253	0.5125	1.5759	1.5375
Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net (loss) income	(44,271)	14,339	36,303	57,313

Other comprehensive income (loss):
Unrealized net gain on qualifying cash flow hedging instruments (note 9)	—	292	6	628
Realized net (gain) loss on qualifying cash flow hedging instruments (note 9)	—	(241)	52	(507)

Other comprehensive income (loss)	—	51	58	121

Comprehensive (loss) income	(44,271)	14,390	36,361	57,434

Non-controlling interests in comprehensive (loss) income	(18,483)	572	(13,432)	3,040
Dropdown Predecessor’s interest in comprehensive (loss) income (note 2)	—	—	(2,225)	—
Partners’ interest in comprehensive (loss) income	(25,788)	13,818	52,018	54,394

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30, 2013	As at December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents	258,900	206,339
Accounts receivable, including non-trade of $52,912 (December 31, 2012 - $7,714) (notes 9 and 11a)	158,234	91,879
Vessels held for sale (notes 3a and 15)	—	13,250
Net investments in direct financing leases - current	5,369	5,647
Prepaid expenses	41,746	29,392
Due from affiliates (note 8b)	12,772	29,682
Current portion of derivative instruments (note 9)	987	12,398

Total current assets	478,008	388,587

Vessels and equipment
At cost, less accumulated depreciation of $1,022,135 (December 31, 2012 - $1,080,558)	3,007,747	2,327,337
Advances on newbuilding contracts	47,562	127,286
Investment in and advances to joint venture (notes 5 and 8d)	64,195	—
Net investments in direct financing leases	23,575	27,568
Derivative instruments (note 9)	7,806	2,913
Deferred income tax	10,922	8,948
Other assets	37,382	28,112
Intangible assets - net	11,694	15,527
Goodwill - shuttle tanker segment	127,113	127,113

Total assets	3,816,004	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	19,735	15,220
Accrued liabilities (notes 7, 9 and 11a)	152,018	61,708
Deferred revenues	20,231	22,641
Due to affiliates (note 8b)	122,605	47,810
Current portion of long-term debt (note 6)	437,355	248,385
Current portion of derivative instruments (note 9)	56,450	47,748
Current portion of in-process revenue contracts	12,744	12,744

Total current liabilities	821,138	456,256

Long-term debt (note 6)	1,950,193	1,521,247
Derivative instruments (note 9)	131,283	213,731
In-process revenue contracts	91,762	101,294
Other long-term liabilities	28,163	26,819

Total liabilities	3,022,539	2,319,347

Commitments and contingencies (notes 6, 9 and 11)

Redeemable non-controlling interest (note 11b)	24,413	28,815

Equity
Limited partners - common units (83.7 and 80.1 million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	572,662	640,990
Limited partners - preferred units (6.0 and nil million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	144,870	—
General Partner	19,105	20,162
Accumulated other comprehensive loss	—	(58)

Partners’ equity	736,637	661,094

Non-controlling interests	32,415	44,135

Total equity	769,052	705,229

Total liabilities and equity	3,816,004	3,053,391

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	36,303	57,313
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 9)	(71,152)	11,962
Equity income	(2,797)	—
Depreciation and amortization	147,931	147,382
Write-down and loss on sale of vessels (note 15)	75,967	12,462
Deferred income tax (recovery) expense (note 10)	(148)	592
Foreign currency exchange gain and other	(43,107)	(1,748)
Change in non-cash working capital items related to operating activities	66,016	(18,670)
Expenditures for dry docking	(15,360)	(8,673)

Net operating cash flow	193,653	200,620

FINANCING ACTIVITIES
Proceeds from long-term debt	971,481	266,849
Scheduled repayments of long-term debt	(122,976)	(119,642)
Prepayments of long-term debt	(433,152)	(440,699)
Debt issuance costs	(13,371)	(4,361)
Equity contribution from Teekay Corporation to Dropdown Predecessor	5,596	—
Purchase of Voyageur LLC from Teekay Corporation (net of cash acquired of $0.9 million) (note 8c)	(239,036)	—
Equity contribution from joint venture partner	1,500	2,750
Proceeds from issuance of common units (note 13)	65,124	257,770
Proceeds from issuance of preferred units (note 13)	150,000	—
Expenses relating to equity offerings	(5,728)	(510)
Cash distributions paid by the Partnership	(141,783)	(116,696)
Cash distributions paid by subsidiaries to non-controlling interests	(4,190)	(5,767)

Net financing cash flow	233,465	(160,306)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(354,294)	(44,166)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million) (note 8d)	(52,520)	—
Proceeds from sale of vessels and equipment	27,986	16,485
Direct financing lease payments received	4,271	13,186

Net investing cash flow	(374,557)	(14,495)

Increase in cash and cash equivalents	52,561	25,819
Cash and cash equivalents, beginning of the period	206,339	179,934

Cash and cash equivalents, end of the period	258,900	205,753

Supplemental cash flow disclosure (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners					Accumulated
	Dropdown Predecessor Equity	Common Units	Common Units and Additional Paid-in Capital	Preferred Units		General Partner	Other Comprehensive (Loss) Income (Note 9)	Non- controlling Interests	Total Equity	Redeemable Non- controlling Interest
	$	#	$	#	$	$	$	$	$	$

Balance as at December 31, 2012	—	80,106	640,990	—	—	20,162	(58)	44,135	705,229	28,815

Net (loss) income	(2,225)	—	38,376	—	4,531	9,053	—	(13,432)	36,303	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	542	542	(542)
Other comprehensive income (note 9)		—	—	—	—	—	58	—	58	—
Cash distributions	—	—	(128,181)	—	(3,172)	(10,430)	—	—	(141,783)	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(330)	(330)	(3,860)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	1,500	1,500	—
Equity based compensation (note 14)	—	—	712	—	—	—	—	—	712	—
Proceeds from equity offerings, net of offering costs (note 13)	—	2,149	62,427	6,000	144,870	2,100	—	—	209,397	—
Distribution of capital to Teekay Corporation related to acquisition of equity investment in Itajai FPSO joint venture (note 8d)	—	—	(6,459)	—	—	(131)	—	—	(6,590)	—
Purchase of Voyageur LLC from Teekay Corporation (notes 2 and 8c)	(201,752)	—	(80,830)	—	—	(1,649)	—	—	(284,231)	—
Net proceeds from equity offering to Teekay Corporation for purchase of Voyageur LLC (notes 2 and 8c)	—	1,447	44,268	—	—	—	—	—	44,268	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (notes 2 and 8c)	203,977	—	—	—	—	—	—	—	203,977	—
Other	—	—	1,359	—	(1,359)	—	—	—	—	—

Balance as at September 30, 2013	—	83,702	572,662	6,000	144,870	19,105	—	32,415	769,052	24,413

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2012, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Partnership’s presentation to many of its peers, the cost of ship management services of $8.8 million and $26.5 million for the three and nine months ended September 30, 2013, respectively, have been presented in vessel operating expenses with effect from January 1, 2013 in the Partnership’s consolidated statements of (loss) income. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the three and nine months ended September 30, 2012 were $9.6 million and $28.9 million, respectively.

2.	Dropdown Predecessor

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit, a floating, production, storage and off-loading (or FPSO) unit which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited (or E.ON), for an original purchase price of $540.0 million that was effectively reduced to $514.2 million as at September 30, 2013 (see note 8c). The Partnership has accounted for this acquisition as a transfer of a business between entities under common control. The method of accounting for such transfer is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the Voyageur Spirit were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s consolidated statements of (loss) income and cash flows for the three and nine months ended September 30, 2013 reflect this FPSO unit and its results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired it when it began operations under the control of Teekay Corporation on April 13, 2013. The effect of adjusting the Partnership’s financial statements to retrospectively account for the common control exchange for the period April 13, 2013 to May 2, 2013 increased the Partnership’s net loss and comprehensive loss by $2.2 million for the nine months ended September 30, 2013.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2013		December 31, 2012
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	258,900	258,900	206,339	206,339
Contingent consideration	Level 3	(6,000)	(6,000)	(5,681)	(5,681)
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(165,451)	(165,451)	(270,731)	(270,731)
Cross currency swap agreements	Level 2	(20,802)	(20,802)	13,435	13,435
Foreign currency forward contracts	Level 2	(989)	(989)	2,153	2,153

Non-Recurring:
Vessels held for sale	Level 2	—	—	13,250	13,250
Vessels and equipment (note 15)	Level 2	78,934	78,934	—	—
Vessels and equipment	Level 3	—	—	17,979	17,979

Other:
Advances to equity accounted joint venture (note 5)	(i)	30,063	(i)	—	—
Long-term debt - public (note 6)	Level 1	(438,174)	(444,115)	(215,641)	(221,086)
Long-term debt - non-public (note 6)	Level 2	(1,949,374)	(1,892,922)	(1,553,991)	(1,452,136)

(i)	The advances to equity accounted joint venture together with the Partnership’s equity investment in the joint venture form the net aggregate carrying value of the Partnership’s interest in the joint venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

Contingent consideration liability – On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to an adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. The fair value of the liability is the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues. The estimated contingent consideration liability amount included above is the present value of the remaining future cash flows associated with the October 1, 2013 payment.

Changes in fair value during the three and nine months ended September 30, 2013 and 2012, for the Partnership’s contingent consideration liability relating to the acquisition of the Scott Spirit, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$

Balance at beginning of period	(5,891)	(10,690)	(5,681)	(10,894)
Unrealized loss gain included in Other income (expense) - net	(109)	(754)	(319)	(550)

Balance at end of period	(6,000)	(11,444)	(6,000)	(11,444)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality		September 30,	December 31,
	Indicator	Grade	2013	2012
			$	$
Direct financing leases	Payment activity	Performing	28,944	33,215
Other receivables:
Advances to equity accounted joint venture (note 5)	Other internal metrics	Performing	30,063	—

			59,007	33,215

4.	Segment Reporting

The following tables include results for the Partnership’s shuttle tanker segment, FPSO unit segment, conventional tanker segment and floating, storage and off-take (or FSO) unit segment for the periods presented in these consolidated financial statements. The results below exclude six conventional tankers as they are determined to be discontinued operations (see note 15):

	Shuttle				Conventional
	Tanker		FPSO		Tanker		FSO
	Segment		Segment (2)		Segment		Segment		Total
	Three Months Ended September 30,
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$	$	$	$	$
Revenues	139,554	137,616	73,908	57,903	7,948	9,526	14,151	12,664	235,561	217,709
Voyage expenses	27,108	20,182	—	—	1,119	981	22	490	28,249	21,653
Vessel operating expenses	37,221	38,179	42,773	28,915	1,494	1,801	7,547	8,404	89,035	77,299
Time-charter hire expense	14,142	14,910	—	—	—	—	—	—	14,142	14,910
Depreciation and amortization	29,720	30,212	17,789	12,726	1,675	1,558	2,736	2,250	51,920	46,746
General and administrative (1)	6,172	5,023	5,231	2,932	1,186	849	11	408	12,600	9,212
Write-down and loss on sale of vessels	57,502	9,193	—	—	—	—	—	—	57,502	9,193
Restructuring charge	449	—	—	—	—	—	—	—	449	—

(Loss) income from vessel operations	(32,760)	19,917	8,115	13,330	2,474	4,337	3,835	1,112	(18,336)	38,696

	Shuttle				Conventional
	Tanker		FPSO		Tanker		FSO
	Segment		Segment (2)		Segment		Segment		Total
	Nine Months Ended September 30,
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$	$	$	$	$
Revenues	403,126	426,290	196,853	171,979	25,762	28,476	44,344	42,470	670,085	669,215
Voyage expenses (recoveries)	71,677	79,487	—	—	3,256	4,550	(463)	830	74,470	84,867
Vessel operating expenses	111,699	121,058	112,348	81,861	4,684	4,900	24,147	22,738	252,878	230,557
Time-charter hire expense	43,012	41,496	—	—	—	—	—	—	43,012	41,496
Depreciation and amortization	85,490	93,527	48,330	38,179	4,814	4,922	8,061	6,509	146,695	143,137
General and administrative (1)	16,972	15,622	12,893	8,017	1,957	1,851	1,585	1,352	33,407	26,842
Write-down and loss on sale of vessels	57,502	10,241	—	—	—	—	—	—	57,502	10,241
Restructuring charge	2,065	—	—	—	438	—	—	—	2,503	—

Income from vessel operations	14,709	64,859	23,282	43,922	10,613	12,253	11,014	11,041	59,618	132,075

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	(Loss) income from vessel operations for the three and nine months ended September 30, 2013 excludes $12.2 million and $29.2 million, respectively, inclusive of the Dropdown Predecessor period, relating to the Voyageur Spirit FPSO. The unit had been declared off-hire retroactive to when it commenced production on April 13, 2013, given a delay in achieving final acceptance from the charterer, up until an interim agreement was reached with the charterer. Please read note 8c for more information. (Loss) income from vessel operations for the three and nine months ended September 30, 2013 also excludes a further $0.8 million from the Voyageur Spirit FPSO as relating to a production shortfall from August 27, 2013 to September 30, 2013 under an interim agreement with the charterer, Teekay Corporation has indemnified the Partnership for these amounts which have effectively been treated as reductions to the purchase price of the Voyageur Spirit FPSO (see note 8c).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2013 $	December 31, 2012 $
Shuttle tanker segment	1,976,074	1,758,619
FPSO segment	1,301,159	752,835
Conventional tanker segment	140,522	178,172
FSO segment	73,333	79,629
Unallocated:
Cash and cash equivalents	258,900	206,339
Other assets	66,016	77,797

Consolidated total assets	3,816,004	3,053,391

5.	Investment In and Advances to Equity Accounted Joint Venture

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A. (or Odebrecht), which owns the Cidade de Itajai (or Itajai) FPSO unit (see note 8d). This joint venture is accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in the joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of (loss) income. No indicators of impairment existed at September 30, 2013.

As at September 30, 2013, the Partnership had an investment of $34.1 million in the joint venture and advances of $30.1 million to the joint venture. The advances are non-interest bearing.

6.	Long-Term Debt

	September 30, 2013 $	December 31, 2012 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	765,534	812,509
Norwegian Kroner Bonds due through 2018	351,099	215,641
U.S. Dollar-denominated Term Loans due through 2018	196,140	213,993
U.S. Dollar-denominated Term Loans due through 2023	987,700	527,489
U.S. Dollar Bonds due through 2023	87,075	—

Total	2,387,548	1,769,632
Less current portion	437,355	248,385

Long-term portion	1,950,193	1,521,247

As at September 30, 2013, the Partnership had seven long-term revolving credit facilities, which, as at such date, provided for total borrowings of up to $930.3 million, of which $164.8 million was undrawn. The total amount available under the revolving credit facilities reduces by $74.9 million (remainder of 2013), $615.0 million (2014), $59.2 million (2015), $121.9 million (2016), $20.9 million (2017) and $38.4 million (thereafter). Five of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 24 of the Partnership’s vessels, together with other related security.

In January 2013, the Partnership issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at September 30, 2013, the carrying amount of the bonds was $216.2 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 9).

The Partnership has NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at September 30, 2013, the carrying amount of the bonds was $99.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 9).

The Partnership has NOK 211.5 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at September 30, 2013, the carrying amount of the bonds was $35.1 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see note 9). In January 2013, the Partnership repurchased NOK 388.5 million of the original NOK 600 million bond issue maturing in November 2013 at a premium in connection with the issuance of NOK 1,300 million in senior unsecured bonds as described above. The Partnership recorded a $1.8 million loss on bond repurchase and $6.6 million of realized losses included in foreign currency exchange loss in its consolidated statement of income for the nine months ended September 30, 2013. In connection with this bond repurchase, the Partnership terminated a similar notional amount of the related cross currency swap and recorded $6.8 million of realized gains included in foreign currency exchange loss in its consolidated statement of income for the nine months ended September 30, 2013 (see note 9).

As at September 30, 2013, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $196.1 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the six shuttle tankers to which the loans relate, together with other related security. As at September 30, 2013, the Partnership had guaranteed $57.8 million of these term loans, which represents its 50% share of the outstanding term loans of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $98.2 million and $40.1 million, respectively.

As at September 30, 2013, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit and for the Rio das Ostras, the Piranema Spirit, and the Voyageur Spirit FPSO units, which in aggregate totaled $987.7 million. For the term loan for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The Peary Spirit, the Scott Spirit, the Samba Spirit, the Lambada Spirit, the Rio das Ostras, the Piranema Spirit and the Voyageur Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2013, the Partnership had guaranteed $577.8 million of these term loans and Teekay Corporation had guaranteed $409.9 million.

In September 2013, the Partnership issued in the U.S. private placement market $87.1 million ten-year senior secured bonds to finance the Bossa Nova Spirit BG shuttle tanker newbuilding. The bonds mature in December 2023 and interest payments are fixed at 4.91%. As at September 30, 2013, the carrying amount of the bonds was $87.1 million. The bonds are collateralized by a first-priority mortgage on the Bossa Nova Spirit, together with other related security.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At September 30, 2013 and December 31, 2012, the margins ranged between 0.3% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at September 30, 2013 was 2.6% (December 31, 2012 – 2.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2013 are $144.3 million (remainder of 2013), $802.0 million (2014), $144.4 million (2015), $264.0 million (2016), $342.5 million (2017), and $690.3 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility that requires it to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at September 30, 2013, this ratio was 119%. The vessel value used in this ratio is the appraised value prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

As at September 30, 2013, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7.	Restructuring Charge

During the three and nine months ended September 30, 2013, the Partnership recognized restructuring charges of $nil and $1.6 million, respectively, relating to the reorganization of the Partnership’s shuttle tanker marine operations and restructuring charges of $nil million and $0.4 million, respectively, relating to the reorganization of the Partnership’s conventional tanker marine operations. The purpose of the restructuring is to create better alignment with its marine operations resulting in a lower cost organization going forward. Both reorganizations were completed by September 30, 2013. Under these plans, the Partnership recorded restructuring charges in total of $2.0 million and $0.9 million, respectively, since these plans began in 2012.

During the three and nine months ended September 30, 2013, the Partnership incurred $0.4 million of restructuring charges related to the reflagging of one shuttle tanker which commenced in September 2013 and was completed in October 2013.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

As of September 30, 2013, restructuring liabilities of $1.3 million were recorded in accrued liabilities on the consolidated balance sheet.

8.	Related Party Transactions and Balances

a)	During the three and nine months ended September 30, 2013, two conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term, time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term, time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the first and second quarters of 2013 and the second quarter of 2012, the Partnership terminated the long-term time-charter-out contracts employed by three of its conventional tankers with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $6.8 million, $4.5 million and $14.7 million in the first and second quarter of 2013 and the second quarter of 2012, respectively, which are recorded in discontinued operations. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Revenues (1)	16,844	16,196	54,229	48,340
Vessel operating expenses (2)	(10,242)	(10,912)	(29,920)	(33,148)
General and administrative (3)(4)	(8,894)	(5,801)	(22,392)	(17,055)
Interest income (5)	—	—	1,217	—
Interest expense (6)	(113)	(113)	(337)	(279)
Other expense (7)	(109)	(754)	(319)	(550)
Net income from related party transactions from discontinued operations (8)	—	10,187	19,255	51,396

(1)	Includes revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(2)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $8.8 million and $26.5 million for the three and nine months ended September 30, 2013, have been presented as vessel operating expenses (see note 1). The amounts reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current periods were $9.6 million and $28.9 million for the three and nine months ended September 30, 2012.
(3)	Includes commercial, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.
(4)	Includes a $1.0 million success fee to Teekay Corporation for assistance with the acquisition of the 2010-built HiLoad Dynamic Positioning unit from Remora AS during the three months ended September 30, 2013.
(5)	Includes interest income related to the interest received from Teekay Corporation on the $150 million prepayment for the Voyageur Spirit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until the Partnership acquired the FPSO unit on May 2, 2013.
(6)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation.
(7)	Unrealized loss from the change in fair value of the Partnership’s contingent consideration liability relating to the acquisition of the Scott Spirit (see note 3a).
(8)	Related party transactions relating to six conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fees described above for the nine months ended September 30, 2013 and the three and nine months ended September 30, 2012, and crew training fees, commercial, technical, strategic and business development management fees charged by Teekay Corporation.

b)	At September 30, 2013, due from affiliates totaled $12.8 million (December 31, 2012 $29.7 million) and due to affiliates totaled $122.6 million (December 31, 2012 $47.8 million). All other amounts due to and from affiliates are non-interest bearing and unsecured obligations, and are expected to be settled within the next fiscal year in the normal course of operations.

c)	In May 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON, for an original purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the non-cash issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Voyageur Spirit of $0.3 million for the nine months ended September 30, 2013 has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, the Partnership acquired the unit from Teekay Corporation. Upon commencing production, the Partnership and its sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $12.2 million and $29.2 million of the charter rate being foregone for the three and nine months ended September 30, 2013, respectively, inclusive of both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period owned by the Partnership from May 2, 2013 to August 26, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. The Partnership expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by the charterer due to an unrelated issue, which is the responsibility of the charterer.

On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership will be compensated for production beginning August 27, 2013 through to the earlier of November 30, 2013 or until final acceptance by E.ON is achieved. Compensation is based on actual production relative to the operating capacity of the FPSO unit; however, any restrictions on production as a result of the charterer is included in this compensation. Teekay Corporation has indemnified the Partnership for a further $0.8 million for the production shortfall from August 27, 2013 to September 30, 2013.

Teekay Corporation’s indemnification to the Partnership for loss of the charter rate under the charter agreement with E.ON from the date of first oil on April 13, 2013 until receipt of the certificate of final acceptance from E.ON, is subject to a maximum of $54 million.

Any amounts paid as indemnification from Teekay Corporation to the Partnership are effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. Any future compensation received by the Partnership from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to the Partnership. As at September 30, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $514.2 million ($284.2 million net of assumed debt of $230.0 million) to reflect the $30.0 million indemnification amount for the second and third quarters of 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million is accounted for as an equity distribution to Teekay Corporation of $82.5 million.

d)	The Itajai FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petroleo Brasileiro S.A. (or Petrobras), with six additional one-year extension options exercisable by Petrobras. On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit, for a purchase price of $53.8 million. The joint venture is a borrower under a term loan which at the time Teekay Corporation offered to sell its interest in the joint venture, had an outstanding balance of $300.0 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn down debt and as a result, the joint venture’s outstanding debt was $289.5 million as of the purchase date. The purchase price was paid in cash. The excess of the purchase price over Teekay Corporation’s carrying value of its 50% interest in the Itajai FPSO has been accounted for as an equity distribution to Teekay Corporation of $6.6 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO, including certain outstanding contractual items. To the extent the resolution of the outstanding contractual items results in a change to the fully built-up cost, the Partnership will not be exposed to changes in the fully built-up cost.

e)	The Partnership receives shipbuilding and site supervision services from certain subsidiaries of Teekay Corporation relating to the Partnership’s four BG newbuilding shuttle tankers (see note 11c). These costs are capitalized and included as part of vessels and equipment and advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at September 30, 2013 and December 31, 2012, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $10.6 million and $2.8 million, respectively.

9.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, these foreign currency forward contracts as cash flow hedges.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

As at September 30, 2013, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)	Expected Maturity
				2013	2014	2015
				(in thousands of U.S. Dollars)
Norwegian Kroner	330,000	(989)	5.95	12,694	39,442	3,320

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due through 2018. In addition, the cross currency swaps due from 2016 through 2018 economically hedge the interest rate exposure on the Norwegian Kroner Bonds due in 2016 through 2018. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due through 2018. As at September 30, 2013, the Partnership was committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD		Floating Rate Receivable		Floating Rate Payable		Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term (years)
			Reference Rate	Margin	Reference Rate	Margin
211,500	34,721	(1)	NIBOR	4.75%	LIBOR (2)	5.04%		436	0.2
600,000	101,351		NIBOR	5.75%			7.49%	(4,377)	3.3
500,000	89,710		NIBOR	4.00%			4.80%	(7,048)	2.3
800,000	143,536		NIBOR	4.75%			5.93%	(9,813)	4.3

								(20,802)

(1)	The Partnership partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of the Partnership’s original NOK 600 million bond issue (see note 6).
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at September 30, 2013, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	800,000	(118,929)	9.1	4.7
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	975,115	(46,306)	6.1	2.6
U.S. Dollar-denominated interest rate swap (2)(4)	LIBOR	98,500	(216)	0.2	1.1

		1,873,615	(165,451)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2013, ranged between 0.3% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38%.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

As at September 30, 2013, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $2.6 million and an aggregate fair value liability amount of $159.4 million.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts Receivable	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at September 30, 2013
Foreign currency contracts	—	115	34	—	(1,038)	(100)
Cross currency swaps	109	872	—	—	(114)	(21,669)
Interest rate swaps	—	—	7,772	(8,411)	(55,298)	(109,514)

	109	987	7,806	(8,411)	(56,450)	(131,283)

As at December 31, 2012
Foreign currency contracts	—	2,160	—	—	(7)	—
Cross currency swaps	284	10,238	2,913	—	—	—
Interest rate swaps	—	—	—	(9,259)	(47,741)	(213,731)

	284	12,398	2,913	(9,259)	(47,748)	(213,731)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
Balance Sheet (AOCI)	Statement of Loss			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

—	—	—	Vessel operating expenses	292	—	—	Vessel operating expenses

	—	—	General and administrative expenses		241	(60)	General and administrative expenses

—	—	—		292	241	(60)

Nine Months Ended September 30, 2013				Nine Months Ended September 30, 2012
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

6	—	—	Vessel operating expenses	628	—	—	Vessel operating expenses

	(52)	(59)	General and administrative expenses		507	(294)	General and administrative expenses

6	(52)	(59)		628	507	(294)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Realized and unrealized gains (losses) of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of (loss) income. The effect of the (loss) gain on derivatives not designated as hedging instruments on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap termination	(31,798)	—	(31,798)	—
Interest rate swaps	(14,354)	(14,523)	(48,032)	(43,868)
Foreign currency forward contracts	722	230	(571)	1,865

	(45,430)	(14,293)	(80,401)	(42,003)

Unrealized gains (losses) relating to:
Interest rate swaps	36,513	(1,437)	108,415	(18,516)
Foreign currency forward contracts	965	2,272	(3,142)	2,983

	37,478	835	105,273	(15,533)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(7,952)	(13,458)	24,872	(57,536)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap, in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the (loss) gain on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Realized gain on partial termination of cross-currency swap	—	—	6,800	—
Realized gains	331	634	1,353	2,324
Unrealized gains (losses)	747	6,762	(34,062)	3,865

Total realized and unrealized (losses) gains on cross currency swaps	1,078	7,396	(25,909)	6,189

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Current	(193)	(524)	(477)	28
Deferred	86	(501)	148	(592)

Income tax (expense) recovery	(107)	(1,025)	(329)	(564)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

11.	Commitments and Contingencies

a)	On November 13, 2006, one of the Partnership’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of the Partnership, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay Corporation, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.4 million).

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, the Partnership reported a liability in the total amount of NOK 76,000,000 (approximately $12.6 million) to the Plaintiffs and a corresponding receivable from Statoil ASA recorded in other long-term liabilities and other assets, respectively.

The Plaintiffs appealed the decision and the appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the Plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this recent judgment, as at September 30, 2013, the Partnership has recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $48.2 million), to the Plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets was reversed in the second quarter of 2013. The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the Plaintiffs.

The Partnership and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 290,000,000 (approximately $48.2 million) has been recorded as of September 30, 2013 in accounts receivable, which equals the total cost of the claim. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

b)	During 2010, an unrelated party contributed the Randgrid shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2013.

c)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers (or the BG Shuttle Tankers) under ten-year time charter contracts, constructed by Samsung Heavy Industries in South Korea for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at September 30, 2013, payments made towards these commitments totaled $379.1 million and the remaining payments required to be made under these newbuilding contracts are $66.9 million (remainder of 2013). In May 2013 and June 2013, the Partnership took delivery of the Samba Spirit and the Lambada Spirit, which commenced their charter contracts in June 2013 and August 2013, respectively. In September 2013, the Partnership took delivery of the Bossa Nova Spirit, which commenced its charter contract in November 2013. In November 2013, the Partnership took delivery of the Sertanejo Spirit, which will commence its contract shortly. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

d)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. As a result, on October 1, 2012, the Partnership paid an additional $5.9 million to Teekay Corporation and on October 1, 2013 will pay an additional $6.0 million to Teekay Corporation (see note 3a).

e)	In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67% owned subsidiary and will acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

f)	In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. As at September 30, 2013, payments made towards this commitment totaled $9.7 million. The unit is expected to commence its charter contract with Salamander in the third quarter of 2014.

12.	Supplemental Cash Flow Information

The Partnership’s consolidated statement of cash flows for the nine months ended September 30, 2013 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessel began operations under the control of Teekay Corporation. See note 8c for non-cash changes related to the Dropdown Predecessor.

13.	Total Capital and Net (Loss) Income Per Common Unit

At September 30, 2013, 71.6% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s preferred units outstanding were held by the public.

In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, the Partnership sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.4 million (including the General Partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.4 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Net (Loss) Income Per Common Unit

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net loss attributable to the Dropdown Predecessor, the non-controlling interests and the General Partner’s interest and the distributions on the preferred units, by the weighted-average number of common units outstanding during the period. The accumulated distributions on the preferred units for the three and nine months ended September 30, 2013 were $2.7 million and $4.5 million, respectively. The computation of limited partners’ interest in net (loss) income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated capital requirements and any accumulated distributions on the Series A Preferred Units (defined below). Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the limited partners’ interest in net (loss) income, including both distributed and undistributed net (loss) income, between continuing operations and discontinued operations based on the proportion of net (loss) income from continuing and discontinued operations to total net (loss) income.

During the quarters ended September 30, 2013 and 2012, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net (loss) income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net (loss) income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Preferred Units

In April 2013, the Partnership issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units (or Series A Preferred Units) in a public offering for net proceeds of $144.9 million. The Partnership used a portion of the net proceeds from the public offering to prepay a portion of its outstanding debt on three of its revolving credit facilities and to partially finance the purchase of the Voyageur Spirit FPSO unit and the Partnership’s interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Pursuant to the partnership agreement, distributions on the Series A Preferred units to preferred unitholders are cumulative from the date of original issue and will be payable quarterly in arrears, when, as and if declared by the board of directors of the General Partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Public and Private Offerings of Common Units

The following table summarizes the issuances of common units, excluding units from the COP, during the nine months ended September 30, 2013:

Date	Offering Type	Number of Common Units Issued	Offering Price	Gross Proceeds (1) (in millions of U.S. Dollars)	Net Proceeds (in millions of U.S. Dollars)	Teekay Corporation’s Ownership After the Offering (2)	Use of Proceeds

April 2013	Private	2,056,202	$29.18	61.2	61.2	28.7%	Partially finance four newbuilding shuttle tankers installments and for general partnership purposes.

May 2013	Private	1,446,654	$30.60	45.1	45.1	29.9%	$44.3 million of proceeds from the issuance of units to Teekay Corporation were used to partially finance the acquisition of Voyageur Spirit. The remainder was used for general partnership purposes.

(1)	Including General Partner’s 2% proportionate capital contribution
(2)	Including Teekay Corporation’s indirect 2% general partner interest

14.	Unit Based Compensation

For the nine months ended September 30, 2013, 8,307 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the General Partner as part of their annual compensation for 2013.

The Partnership grants restricted unit awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

During March 2013, the Partnership granted 63,309 restricted units with a fair value of $1.8 million, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of units. During the three and nine months ended September 30, 2013, the Partnership recorded a unit based compensation expense of $0.2 million and $0.7 million, respectively, in the Partnership’s consolidated statement of (loss) income.

15.	Write-down and loss on sale of Vessels and Discontinued Operations

In the third quarter of 2013, the carrying value of four of the Partnership’s 1990s-built shuttle tankers were written down to their estimated fair value, using an appraised value. The write-downs were the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of the shuttle tankers, one currently operating in Brazil and the other in the North Sea. The Partnership’s consolidated statement of (loss) income for the three and nine months ended September 30, 2013, includes a $57.5 million write-down related to these vessels of which $37.2 million relates to two shuttle tankers which the Partnership owns through a 50%-owned subsidiary. The write-down is included in the Partnership’s shuttle tanker segment.

During the three months ended September 30, 2012, the Partnership wrote down the carrying value of a 1993-built shuttle tanker to its estimated fair value, using an appraised value, due to a change in its operating plan. The Partnership’s consolidated statement of income for the three and nine months ended September 30, 2012 includes an $8.9 million write-down related to this vessel and is included in the Partnership’s shuttle tanker segment.

During the three months ended June 30, 2012, the Partnership decided to pursue the sale of a 1992-built shuttle tanker and thus, wrote down the carrying value of the vessel to its estimated fair value, using an appraised value. The Partnership subsequently sold the vessel in early August 2012. The Partnership’s consolidated statement of income for the nine months ended September 30, 2012 includes a $1.0 million write-down related to this vessel and the three and nine months ended September 30, 2012 includes a $0.3 million loss on the sale of the vessel. The write-down and loss on sale is included in the Partnership’s shuttle tanker segment.

The operations of the Hamane Spirit, the Torben Spirit, the Luzon Spirit, the Leyte Spirit, the Poul Spirit and the Gotland Spirit prior to being considered discontinued operations, were reported within the conventional tanker segment. The Hamane Spirit, the Torben Spirit, the Luzon

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Spirit and the Leyte Spirit, vessels were sold in the second quarter of 2012, the fourth quarter of 2012, the fourth quarter of 2012, and the first quarter of 2013, respectively. The Poul Spirit was written down to its estimated fair value in the first quarter of 2013 and further written down upon sale in the second quarter of 2013. The Gotland Spirit was written down to its estimated fair value in the second quarter of 2013, classified as held-for-sale as at June 30, 2013, and a gain was recognized upon its sale in the third quarter of 2013. In the second quarter and first quarter of 2013 and the second quarter of 2012, the Partnership terminated the long-term time-charter-out contracts employed by the Gotland Spirit, the Poul Spirit, and the Hamane Spirit, respectively, with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $4.5 million, $6.8 million and $14.7 million in the second quarter and first quarter of 2013 and the second quarter of 2012, respectively.

The following table summarizes the net (loss) income from discontinued operations for the periods presented in the consolidated statements of (loss) income:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
	$	$	$	$
REVENUES	478	10,247	20,238	54,490

OPERATING EXPENSES
Voyage expenses	445	2,572	682	13,639
Vessel operating expenses	805	3,616	3,903	11,723
Depreciation and amortization	—	1,022	1,236	4,245
General and administrative	105	252	479	1,169
Write-down of vessels	—	—	18,164	—
(Gain) loss on sale of vessels	(564)	—	301	2,221

Total operating expenses	791	7,462	24,765	32,997

(Loss) income from vessel operations	(313)	2,785	(4,527)	21,493

OTHER ITEMS
Interest expense	(21)	(182)	(110)	(682)
Foreign currency exchange gain (loss)	—	3	(4)	5
Other income (expense) - net	1	(1)	(1)	27

Total other items	(20)	(180)	(115)	(650)

Net (loss) income from discontinued operations	(333)	2,605	(4,642)	20,843

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units and conventional crude oil tankers. Our current fleet consists of 37 shuttle tankers (including four chartered-in vessels, one vessel committed for an FSO conversion upon expiry of its current contract in 2015, the HiLoad Dynamic Positioning (or DP) unit scheduled to complete operational testing in the second quarter of 2014, and the fourth BG newbuilding shuttle tanker which delivered in November 2013), five FPSO units, six FSO units (including one committed FSO conversion unit) and four conventional oil tankers, in which our interests range from 50% to 100%.

SIGNIFICANT DEVELOPMENTS

FPSO Acquisitions

In June 2013, we completed the acquisition from Teekay Corporation of its 50 percent interest in a FPSO unit, the Cidade de Itajai (or Itajai) and assumed 50% of the joint venture’s originally drawn debt of $300.0 million for a purchase price of $53.8 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn debt and as a result, we assumed on the purchase date 50% of the joint venture’s outstanding debt of $289.5 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras). The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

In May 2013, we acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited (or E.ON), for a purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to us.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we and our sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. We have been and will continue to be indemnified by Teekay Corporation for lost revenues up until receipt of the certificate of final acceptance from E.ON, subject to a maximum of $54 million.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, the unit has been receiving charter hire from E.ON. We expect to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by the charterer due to an unrelated issue, which is the responsibility of the charterer. In the meantime, we will continue to earn the full charter-hire as though the unit was producing at full capacity under the charter contract.

Any amounts paid as indemnification from Teekay Corporation to us are effectively treated as a reduction in the purchase price paid to Teekay Corporation for the Voyageur Spirit FPSO by us. Any future compensation received by us from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to us. As at September 30, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has been effectively reduced to $514.2 million ($284.2 million net of assumed debt of $230.0 million) to reflect the indemnification amount of $30.0 million for the nine months ended September 30, 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to us.

HiLoad Acquisition

In November 2012, we agreed to acquire a 2010-built HiLoad DP unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petrobras in Brazil, was completed in September 2013 for $35.5 million (excluding modification costs) and the unit is expected to commence operations at its full time-charter rate in the second quarter 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and us, we have a right of first refusal to acquire any future HiLoad projects developed by Remora. In July 2013, Remora was awarded a contract by BG Brasil to perform a front-end engineering and design study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Shuttle Newbuildings and Deliveries

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers) under ten-year time-charter contracts, constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). In May 2013 and June 2013, we took delivery of the Samba Spirit and the Lambada Spirit, which commenced their charter contracts in June 2013 and August 2013, respectively. In September 2013, we took delivery of the Bossa Nova Spirit, which commenced its charter contract in November 2013. The remaining newbuilding, the Sertanejo Spirit, delivered in November 2013. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

FSO Contracts

In May 2013, we entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, the Randgrid, which we currently own through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In May 2013, we entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. We are converting our 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its charter contract with Salamander in the third quarter of 2014.

Equity Issuances

In May 2013, we implemented a continuous offering program (or COP), under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, we sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.4 million (including our general partner’s 2% proportionate capital contribution and net of approximately $0.4 million of offering costs). We used the net proceeds from the issuance of these common units for general partnership purposes.

In April 2013, we issued approximately 2.06 million common units in a private placement to an institutional investor for net proceeds of $61.2 million (including our general partner’s proportionate capital contribution). We used the net proceeds from the sale of the common units to partially fund the acquisition of the BG Shuttle Tankers and for general partnership purposes.

In April 2013, we issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering, for net proceeds of $144.9 million. We used a portion of the net proceeds from the public offering to prepay a portion of our outstanding debt under three of our revolving credit facilities and to partially finance the purchase of the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Bond Issuances

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds was equivalent to $233.2 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this financing, we repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. We used the net proceeds of approximately $167 million to reduce a portion of amounts outstanding under our revolving credit facilities and for general partnership purposes. The bonds are listed on the Oslo Stock Exchange.

In September 2013 and November 2013, we issued in the U.S. private placement market a total of $174.2 million ten-year senior secured bonds to finance the Bossa Nova Spirit and Sertenejo Spirit BG shuttle tanker newbuildings. The bonds mature in December 2023 and accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by a first-priority mortgages on the Bossa Nova Spirit and Sertenejo Spirit, together with other related security. As at September 30, 2013, the carrying amount of the first tranche of the bonds, secured by the Bossa Nova Spirit, was $87.1 million.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, prior to July 9, 2014. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay Corporation to transfer ownership of this FPSO unit to us.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well established Brazil-based company that operated in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement,

Odebrecht has become a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in us being able to acquire Teekay Corporation’s interests in such projects pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur in the fourth quarter of 2014.

In November 2011, Teekay Corporation acquired the Hummingbird Spirit FPSO unit from Sevan Marine ASA (or Sevan), a Norway-based developer of cylindrical-shaped FPSO units. In September 2013, the charterer of the unit, Centrica Energy, extended the charter contract by a firm period of one year until December 31, 2014 with charterer’s options to extend the contract up to March 2017. Pursuant to the omnibus agreement, Teekay Corporation is only obligated to offer us the Hummingbird Spirit FPSO unit following the commencement of a charter contract with a firm period of greater than three years duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff and the Petrojarl 1, which may also be offered to us in the future pursuant to the omnibus agreement.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the FPSO segment, the conventional tanker segment and the FSO segment, each of which are discussed below.

Shuttle Tanker Segment

As at September 30, 2013, our shuttle tanker fleet consisted of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in. The remaining vessels are owned 100% by us, including the first two BG Shuttle Tankers, which began their charters in June 2013 and August 2013, respectively, and the third BG Shuttle Tanker that delivered in September 2013 and commenced its charter contract in November 2013. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. The final BG Shuttle Tanker delivered in November 2013 and the HiLoad DP unit is scheduled to complete operational testing in the second quarter of 2014.

The following table presents our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended Sep 30,		% Change
calendar-ship-days and percentages)	2013	2012

Revenues	139,554	137,616	1.4
Voyage expenses	27,108	20,182	34.3

Net revenues	112,446	117,434	(4.2)
Vessel operating expenses	37,221	38,179	(2.5)
Time-charter hire expense	14,142	14,910	(5.2)
Depreciation and amortization	29,720	30,212	(1.6)
General and administrative (1)	6,172	5,023	22.9
Write-down and loss on sale of vessels	57,502	9,193	525.5
Restructuring charge	449	—	100.0

Income from vessel operations	(32,760)	19,917	(264.5)

Calendar-Ship-Days
Owned Vessels	2,775	2,885	(3.8)
Chartered-in Vessels	368	387	(4.9)

Total	3,143	3,272	(3.9)

(in thousands of U.S. dollars, except	Nine Months Ended Sep 30,
calendar-ship-days and percentages)	2013	2012	% Change

Revenues	403,126	426,290	(5.4)
Voyage expenses	71,677	79,487	(9.8)

Net revenues	331,449	346,803	(4.4)
Vessel operating expenses	111,699	121,058	(7.7)
Time-charter hire expense	43,012	41,496	3.7
Depreciation and amortization	85,490	93,527	(8.6)
General and administrative (1)	16,972	15,622	8.6
Write-down and loss on sale of vessels	57,502	10,241	461.5
Restructuring charge	2,065	—	100.0

Income from vessel operations	14,709	64,859	(77.3)

Calendar-Ship-Days
Owned Vessels	8,022	8,709	(7.9)
Chartered-in Vessels	1,110	1,067	4.0

Total	9,132	9,776	(6.6)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet for the three and nine months ended September 30, 2013 decreased compared to the same periods last year, primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012, the sale of the Basker Spirit in January 2013, and the in-progress conversion of the Navion Clipper to an FSO unit, partially offset by the delivery of the first three BG Shuttle Tankers to us during the nine months ended September 30, 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2013 from the same periods last year, primarily due to:

•	decreases of $4.5 million and $3.3 million, respectively, for the three and nine months ended September 30, 2013, due to fewer opportunities to trade excess capacity in short-term offshore projects;

•	decreases of $3.7 million and $16.2 million, respectively, for the three and nine months ended September 30, 2013, due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of their time-charter-out contracts; one of these vessels, the Navion Clipper, is currently being converted to an FSO unit;

•	decreases of $3.4 million and $11.0 million, respectively, for the three and nine months ended September 30, 2013, due to the sale of the Navion Savonita in December 2012;

•	a decrease of $1.6 million for the nine months ended September 30, 2013 due to fewer opportunities to trade excess capacity in the conventional spot market; and

•	a net decrease of $1.4 million for the three months ended September 30, 2013, primarily due to fewer revenue days from the redelivery of four vessels to us in February 2012, March 2012, April 2012 and July 2013, as they completed their time-charter-out agreements, partially offset by an increase in revenues in our contract of affreightment fleet and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts;

partially offset by

•	increases of $6.5 million and $5.0 million, respectively, for the three and nine months ended September 30, 2013, due to the commencement of the ten-year time-charter contracts in June 2013 and August 2013 for two of the four BG Shuttle Tankers, the Samba Spirit and the Lambada Spirit, respectively;

•	an increase of $5.3 million for the nine months ended September 30, 2013 due to less repair off-hire days in our time-chartered-out fleet compared to the same period last year;

•	increases of $2.2 million and $5.8 million, respectively, for the three and nine months ended September 30, 2013, due to an increase in revenues in our bareboat fleet from an increase in rates as provided in certain contracts; and

•	a net increase of $1.4 million for the nine months ended September 30, 2013, due to an increase in revenues in our contract of affreightment fleet and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of four vessels to us in February 2012, March 2012, April 2012 and July 2013 as they completed their time-charter-out agreements.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2013 compared to the same periods last year, primarily due to:

•	decreases of $2.2 million and $9.6 million, respectively, for the three and nine months ended September 30, 2013, relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013, and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012; one of these vessels, the Navion Clipper, is currently being converted to an FSO unit;

•	decreases of $1.5 million and $3.8 million, respectively, for the three and nine months ended September 30, 2013, due to decreases in ship management fees from the reduction in our contract of affreightment and time-charter fleet; and

•	decreases of $0.7 million and $1.6 million, respectively, for the three and nine months ended September 30, 2013, due to a decrease in costs related to services, spares and repairs;

partially offset by

•	increases of $2.0 million and $2.9 million, respectively, for the three and nine months ended September 30, 2013, due to the delivery of the first three BG Shuttle Tankers during the second and third quarters of 2013;

•	increases of $1.1 million and $2.1 million, respectively, in crew and manning costs for the three and nine months ended September 30, 2013, primarily due to salary increases and the timing of bonus payments; and

•	increases of $0.5 million and $0.7 million, respectively, for the three and nine months ended September 30, 2013, due to an increase in crew training expenses.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended September 30, 2013 and increased for the nine months ended September 30, 2013 compared to the same periods last year, primarily due to:

•	an increase of $3.1 million for the nine months ended September 30, 2013 due to less off-hire days in the in-chartered fleet;

partially offset by

•	decreases of $0.6 million and $1.4 million, respectively, for the three and nine months ended September 30, 2013, due to decreased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2013 from the same periods last year primarily due to the write-down of two older shuttle tankers in 2012 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock depreciation for various shuttle tankers, partially offset by additional depreciation relating to the deliveries of the first two BG Shuttle Tankers, vessel upgrades and dry dockings.

Write-down and loss on sale of vessels. Write-down and loss on sale of vessels was $57.5 million for the three and nine months ended September 30, 2013 of which $37.2 million relates to two shuttle tankers which we own through a 50%-owned subsidiary. During the three months ended September 30, 2013, the carrying value of four of our 1990s-built shuttle tankers were written down to their estimated fair value, using an appraised value. The write-downs were the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for the contract renewal for two of our shuttle tankers, one currently operating in Brazil and the other in the North Sea.

Write-down and loss on sale of vessels was $9.2 million and $10.2 million, respectively, for the three and nine months ended September 30, 2012. During the three months ended September 30, 2012, we wrote down the carrying value of a 1993-built shuttle tanker to its estimated fair value, using an appraised value, due to a change in its operating plan. During the three months ended June 30, 2012, we decided to pursue the sale of a 1992-built shuttle tanker and thus, wrote down the carrying value of the vessel to its estimated fair value, using an appraised value. We subsequently sold the vessel in early August 2012.

Restructuring Charges. Restructuring charges were $0.4 million for the three and nine months ended September 30, 2013, resulting from the reflagging of one shuttle tanker. In addition, restructuring charges were $1.6 million for the nine months ended September 30, 2013, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward.

FPSO Segment

As at September 30, 2013, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit and the Voyageur Spirit FPSO units, all of which we own 100%, and a 50% interest in the Itajai FPSO unit. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO unit, which is accounted for under the equity method.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2013	2012

Revenues	73,908	57,903	27.6
Vessel operating expenses	42,773	28,915	47.9
Depreciation and amortization	17,789	12,726	39.8
General and administrative (1)	5,231	2,932	78.4

Income from vessel operations	8,115	13,330	(39.1)

Calendar-Ship-Days
Owned Vessels	368	276	33.3

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2013	2012

Revenues	196,853	171,979	14.5
Vessel operating expenses	112,348	81,861	37.2
Depreciation and amortization	48,330	38,179	26.6
General and administrative (1)	12,893	8,017	60.8

Income from vessel operations	23,282	43,922	(47.0)

Calendar-Ship-Days
Owned Vessels	971	822	18.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues increased for the three and nine months ended September 30, 2013 compared to the same periods last year, primarily due to:

•	increases of $17.9 and $24.9 million, respectively, for the three and nine months ended September 30, 2013, relating to the acquisition of the Voyageur Spirit FPSO unit, of which $6.7 million relates to the charter-hire of the unit beginning August 27, 2013 under an interim agreement with EON; and

•	increases of $0.8 million and $1.7 million, respectively, for the three and nine months ended September 30, 2013, due to increased production and an increase in rates on the Piranema Spirit in accordance with the annual escalation of the charter component.

partially offset by

•	a decrease of $1.5 million for the three months ended September 30, 2013 due to decreased incentive revenue earned resulting from lower production on the Petrojarl Varg; and

•	decreases of $1.0 million and $2.1 million, respectively, for the three and nine months ended September 30, 2013, due to the Rio das Ostras earning only a standby rate, and no production revenue, while it was being relocated to a new oil field, and a lower credit earned from the charterer for unused maintenance days under the service contract of the Rio das Ostras compared to the same periods last year, partially offset by the recovery of certain upgrade costs in the nine months ended September 30, 2013.

Teekay Corporation has indemnified us for lost revenue from the Voyageur Spirit being off-hire since the start of the Dropdown Predecessor period on April 13, 2013. The indemnification amounts were $13.0 million and $30.0 million, respectively, for the three and nine months ended September 30, 2013. These have been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily due to:

•	increases of $12.2 million and $20.7 million, respectively, for the three and nine months ended September 30, 2013, due to the acquisition of the Voyageur Spirit FPSO unit;

•	increases of $1.8 million and $5.6 million, respectively, for the three and nine months ended September 30, 2013, due to higher maintenance costs relating to the Petrojarl Varg and Rio das Ostras compared to the same periods last year;

•	an increase of $0.6 million for the nine months ended September 30, 2013 due to the depreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year;

•	increases of $0.5 million and $3.0 million, respectively, for the three and nine months ended September 30, 2013, due to higher crew and manning costs mainly relating to the Petrojarl Varg and the Piranema Spirit due to higher salaries and crew levels; and

•	an increase of $0.5 million for the three and nine months ended September 30, 2013 due to the cost of relocating the Rio das Ostras to a new oil field;

partially offset by

•	a decrease of $0.7 million for the three months ended September 30, 2013 due to the appreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year; and

•	decreases of $0.5 million and $0.1 million, respectively, for the three and nine months ended September 30, 2013, due to lower ship management costs.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

Conventional Tanker Segment

As at September 30, 2013, we owned 100% interests in two Aframax conventional crude oil tankers (which operate under fixed-rate time charters with Teekay Corporation), and two vessels (that have additional equipment for lightering) which operate under fixed-rate bareboat charters with Skaugen PetroTrans (Teekay Corporation’s 50% owned joint venture).

The table below excludes six additional conventional tankers as they have been determined to be discontinued operations, including one tanker sold during the third quarter of 2013, two tankers sold during the first half of 2013 and three tankers sold in the second half of 2012. During the first and second quarters of 2013 and the second quarter of 2012, we terminated the long-term time-charter-out contracts employed by three of our conventional tankers with a subsidiary of Teekay Corporation. We received early termination fees from Teekay Corporation of $6.8 million, $4.5 million and $14.7 million in the first and second quarter of 2013 and the second quarter of 2012, respectively, which are recorded in discontinued operations.

The following table presents our conventional tanker segment’s operating results for the three and nine months ended September 30, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2013	2012

Revenues	7,948	9,526	(16.6)
Voyage expenses	1,119	981	14.1

Net revenues	6,829	8,545	(20.1)
Vessel operating expenses	1,494	1,801	(17.0)
Depreciation and amortization	1,675	1,558	7.5
General and administrative (1)	1,186	849	39.7

Income from vessel operations	2,474	4,337	(43.0)

Calendar-Ship-Days
Owned Vessels	368	368	—

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2013	2012

Revenues	25,762	28,476	(9.5)
Voyage expenses	3,256	4,550	(28.4)

Net revenues	22,506	23,926	(5.9)
Vessel operating expenses	4,684	4,900	(4.4)
Depreciation and amortization	4,814	4,922	(2.2)
General and administrative (1)	1,957	1,851	5.7
Restructuring charge	438	—	100.0

Income from vessel operations	10,613	12,253	(13.4)

Calendar-Ship-Days
Owned Vessels	1,092	1,096	(0.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2013, from the same periods last year, primarily due to more off-hire days associated with the drydocking of one vessel.

FSO Segment

As at September 30, 2013, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters. During the second quarter of 2013, we committed to converting one of our shuttle tankers, the Navion Clipper, into an FSO unit. In addition, we have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. We have 100% ownership interests in the operating FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three and nine months ended September 30, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2013	2012

Revenues	14,151	12,664	11.7
Voyage expenses	22	490	(95.5)

Net revenues	14,129	12,174	16.1
Vessel operating expenses	7,547	8,404	(10.2)
Depreciation and amortization	2,736	2,250	21.6
General and administrative (1)	11	408	(97.3)

Income from vessel operations	3,835	1,112	244.9

Calendar-Ship-Days
Owned Vessels	552	460	20.0

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2013	2012

Revenues	44,344	42,470	4.4
Voyage (recoveries) expenses	(463)	830	(155.8)

Net revenues	44,807	41,640	7.6
Vessel operating expenses	24,147	22,738	6.2
Depreciation and amortization	8,061	6,509	23.8
General and administrative (1)	1,585	1,352	17.2

Income from vessel operations	11,014	11,041	(0.2)

Calendar-Ship-Days
Owned Vessels	1,548	1,370	13.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units for the three and nine months ended September 30, 2013 increased compared to the same periods last year due to the commencement of the conversion of the Navion Clipper shuttle tanker to an FSO unit in April 2013.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	an increase of $3.0 million for the three and nine months ended September 30, 2013 due to the drydocking of the Navion Saga during the third quarter of 2012; and

•	an increase of $0.5 million for the nine months ended September 30, 2013 due to a recovery of expenses in 2013 relating to the 2012 drydocking of the Navion Saga;

partially offset by

•	a decrease of $0.8 million for the three months ended September 30, 2013 primarily due to the timing of vessel operating expense reimbursements on the Dampier Spirit and the appreciation of the U.S Dollar against the Australian Dollar compared to the same period last year; and

•	decreases of $0.2 million and $0.6 million, respectively, for the three and nine months ended September 30, 2013, due to reduced rates on the Falcon Spirit compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended September 30, 2013 and increased for the nine months ended September 30, 2013 compared to the same periods last year, primarily due to:

•	increases of $0.3 million and $1.7 million, respectively, for the three and nine months ended September 30, 2013, due to expenditures on projects completed to support our FSO tenders;

•	increases of $0.5 million and $0.7 million, respectively, for the three and nine months ended September 30, 2013, due to lay up costs on the Navion Clipper prior to its commencement of its conversion to an FSO unit; and

•	an increase of $0.6 million for the nine months ended September 30, 2013 due to costs to transition the management of the Navion Saga in-house;

partially offset by

•	a decrease of $1.0 million for the three months ended September 30, 2013, relating to lower crew costs and the timing of services and spares for the Dampier Spirit primarily due to the appreciation of the U.S Dollar against the Australian Dollar compared to the same period last year; and

•	decreases of $0.7 million and $1.1 million, respectively, for the three and nine months ended September 30, 2013, due to a reduction in services and spares for the Navion Saga relating to its drydocking during the third quarter of 2012.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily due to additional dry-dock depreciation for the dry docking of the Navion Saga completed in the third quarter of 2012.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $12.6 million and $33.4 million, respectively, for the three and nine months ended September 30, 2013, from $9.2 million and $26.8 million, respectively, for the same periods last year, mainly due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013, an increase in business development and project activities supporting our shuttle tanker fleet, a success fee paid to Teekay Corporation relating to the acquisition of the HiLoad DP unit and an increase in administrative costs associated with our other FPSO units.

Interest Expense. Interest expense increased to $16.8 million and $44.5 million, respectively, for the three and nine months ended September 30, 2013, from $11.9 million and $36.7 million, respectively, for the same periods last year, primarily due to:

•	increases of $4.6 million and $8.8 million, respectively, for the three and nine months ended September 30, 2013, due to the drawdown of new debt facilities relating to the Voyageur Spirit and the three BG Shuttle Tankers that delivered during the second and third quarters of 2013; and

•	net increases of $1.9 million and $5.7 million, respectively, for the three and nine months ended September 30, 2013, primarily from the issuance of the NOK 1,300 million senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013;

partially offset by

•	decreases of $1.2 million and $4.6 million, respectively, for the three and nine months ended September 30, 2013, due to lower debt balances compared to the same periods last year; and

•	decreases of $0.9 million and $2.5 million, respectively, for the three and nine months ended September 30, 2013, due to decreased interest rates compared to the same periods last year.

Interest Income. Interest income increased to $2.1 million for the nine months ended September 30, 2013, from $0.5 million for the same period last year, primarily due to interest income received on the partial prepayment of $150 million in anticipation of the Voyageur Spirit FPSO unit acquisition. We received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation until we acquired the FPSO unit on May 2, 2013.

Realized and Unrealized (Losses) Gains on Non-designated Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives were ($8.0) million and $24.9 million, respectively, for the three and nine months ended September 30, 2013, compared to losses of $13.5 million and $57.5 million, respectively, for the same periods last year.

During the three months ended September 30, 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.9 billion and $1.5 billion, respectively, with average fixed rates of approximately 3.4% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.0% or less and, as such, we incurred realized losses of $14.4 million and $14.5 million during the three months ended September 30, 2013 and 2012, respectively, under the interest rate swap agreements.

During the nine months ended September 30, 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion and $1.6 billion, respectively, with average fixed rates of approximately 3.4% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $79.8 million and $43.9 million during the nine months ended September 30, 2013 and 2012, respectively, under the interest rate swap agreements. Included in realized losses for the nine months ended September 30, 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor.

Included in realized losses for the three and nine months ended September 30, 2013 is a $31.8 million loss due to the early termination of an interest rate swap.

During the three months ended September 30, 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $36.5 million and unrealized losses $1.4 million, respectively. The unrealized gain resulted from the transfer of $46.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements including $31.8 million from the early termination of an interest rate swap, partially offset by $9.7 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter. The unrealized loss in 2012 relates to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter.

During the nine months ended September 30, 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $108.4 million and unrealized losses of $18.5 million, respectively. The unrealized gains resulted from the transfer of $79.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements including $31.8 million from the early termination of an interest rate swap, and an additional $28.6 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior period. The unrealized loss in 2012 related to decreases in long-term LIBOR benchmark interest rates relative to the prior period.

Equity Income. Equity income was $1.2 million and $2.8 million for the three and nine months ended September 30, 2013 due to our acquisition from Teekay Corporation of its 50 percent interest in the Itajai FPSO owned through a joint venture with Odebrecht.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $2.7 million and $2.8 million, respectively, for the three and nine months ended September 30, 2013 compared to losses of $0.7 million and $2.6 million, respectively, for the same periods last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the nine months ended September 30, 2013, we repurchased NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the associated cross currency swap. Excluding this, for the three and nine months ended September 30, 2013, foreign currency exchange losses include realized gains of $0.3 million and $1.4 million, respectively, (2012 – gains of $0.6 million and $2.3 million, respectively) and unrealized gains (losses) of $0.7 million and ($34.1) million, respectively, (2012 – gains of $6.8 million and $3.9 million, respectively) on the cross currency swaps and unrealized (losses) gains of ($3.2) million and $35.0 million, respectively (2012 – losses of $8.2 million and $7.8 million, respectively) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $0.6 million and $5.4 million, respectively, for the three and nine months ended September 30, 2013 (2012 – gain of $0.1 million and loss of $0.9 million, respectively) on all other monetary assets and liabilities.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for the nine months ended September 30, 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013.

Other Income (Expense). Other income (expense) was $0.3 million and $0.9 million, respectively, for the three and nine months ended September 30, 2013 compared to ($0.1) million and $1.2 million, respectively, for the same periods last year, which primarily consisted of leasing income from our volatile organic compound (or VOC) equipment and the unrealized gain (loss) on the contingent consideration liability relating to the Scott Spirit shuttle tanker acquisition (Please read Item 1 – Financial Statements: Note 3 – Financial Instruments). Leasing income is decreasing as the VOC contracts near completion.

Income Tax Expense. Income tax expense was $0.1 million and $0.3 million, respectively, for the three and nine months ended September 30, 2013 compared to $1.0 million and $0.6 million, respectively, for the same periods last year. The decrease to income tax expense for the three and nine months ended September 30, 2013 was primarily due to an income tax recovery of $2.8 million relating to the reversal of an uncertain tax position accrual in the second quarter of 2012, partially offset by a Norwegian tax structure established in the fourth quarter of 2012, which resulted in our Norwegian tax group being able to utilize past losses carried forward against current income, whereas the same periods last year included current tax expense of $0.3 million and $2.2 million, respectively, for this tax group.

Net (Loss) Income from Discontinued Operations. Net (loss) income from discontinued operations was ($0.3) million and ($4.6) million, respectively, for the three and nine months ended September 30, 2013 compared to $2.6 million and $20.8 million, respectively, for the same periods last year. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. During the first quarter of 2013, we sold the Leyte Spirit, which was classified as held-for-sale at December 31, 2012. During the second and third quarters of 2013 we sold the Poul Spirit and the Gotland Spirit, respectively.

If these vessels described above were not classified as discontinued operations, the results of the operations of these vessels would have been reported within the conventional tanker segment.

During the first and second quarters of 2013 and the second quarter of 2012, we terminated the long-term time-charter-out contracts employed by three of its conventional tankers with a subsidiary of Teekay Corporation. We received early termination fees from Teekay Corporation of $11.3 million during the nine months ended September 30, 2013 compared to $14.7 million for the same period last year. In addition, we recorded write-downs and gain (loss) on sale of vessels of $0.6 million and ($0.3) million, respectively, during the three and nine months ended September 30, 2013 compared to $nil and $2.2 million for the same periods last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding common and Series A preferred units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have one revolving credit facility that requires us to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at September 30, 2013, this ratio was 119%. The vessel value used in this ratio is the appraised value prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio. As at September 30, 2013, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at September 30, 2013, our total cash and cash equivalents were $258.9 million, compared to $206.3 million at December 31, 2012. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $423.7 million as at September 30, 2013, compared to $419.8 million as at December 31, 2012. The increase in liquidity was primarily due to the proceeds from the issuance in January 2013 of NOK 1,300 million senior unsecured bonds, of which a portion was used to repurchase NOK 388.5 million of existing bonds issued; the net proceeds from the issuance of common and preferred units, including net proceeds of $2.4 million from the issuance of common units under the COP through September 30, 2013, $61.2 million from the private placement in April 2013, $144.9 million from the public offering of Series A Cumulative Redeemable Preferred Units in April 2013; and a $200 million refinancing of our revolving credit facility relating to the Petrojarl Varg FPSO unit, partially offset by our acquisition from Teekay Corporation of its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit; our acquisition from Teekay Corporation of its 50% interest in the Itajai FPSO unit; our acquisition of three of the BG Shuttle Tankers; a reduction in the amount available for drawdown of our revolving credit facilities; and the scheduled repayment or prepayment of outstanding term loans.

As at September 30, 2013, we had a working capital deficit of $343.1 million, compared to a working capital deficit of $67.7 million at December 31, 2012. As at September 30, 2013, the working capital deficit included $245.3 million of term loans, $155.4 million of revolving credit facilities, $55.3 million of interest rate swap liabilities and $122.6 million due to affiliates. The current portion of long-term debt increased mainly due to the drawdown of term facilities and scheduled repayments of our existing term facilities coming due in the current year, partially offset by prepayments on revolving credit facilities. Our due to affiliates balance increased mainly due to our acquisition from Teekay Corporation of its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit and our acquisition from Teekay Corporation of its 50% interest in the Itajai FPSO unit. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2013 and, to a lesser extent, with new and existing undrawn revolving credit facilities and term loans.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. dollars)	Nine Months Ended September 30,
	2013	2012

Net cash flow from operating activities	193,653	200,620
Net cash flow from (used for) financing activities	233,465	(160,306)
Net cash flow used for investing activities	(374,557)	(14,495)

Operating Cash Flows. Net cash flow from operating activities decreased to $193.7 million for the nine months ended September 30, 2013, from $200.6 million for the same period in 2012, primarily due to an increase in realized losses on derivatives of $38.4 million, an increase in vessel operating expenses of $22.3 million, a decrease in income from discontinued operations of $12.3 million, an increase in general and administrative expenses of $6.8 million, an increase in dry-docking expenses of $6.7 million, an increase in net interest expense of $5.2 million, a decrease of realized foreign currency exchange gains of $4.8 million, an increase in restructuring costs of $2.5 million, a loss on bond repurchase of $1.8 million and an increase in time charter hire expense of $1.5 million, partially offset by an increase in changes in non-cash working capital items of $84.7 million and an increase in net revenue of $11.2 million.

The $84.7 million increase in non-cash working capital items for the nine months ended September 30, 2013 compared to the same period last year is primarily due the timing of payments made to vendors and the timing of settlements with related parties, partially offset by the timing of payments received from customers.

All other changes are described above in “Results of Operations”.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue equity to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $209.4 million and $257.3 million, respectively, from equity issuances during the nine months ended September 30, 2013 and 2012. We paid shipyard installments for the four BG Shuttle Tankers during the nine months ended September 30, 2013 and 2012. We repaid a portion of our outstanding debt under certain of our revolving credit facilities during the nine months ended September 30, 2013 and 2012 and we purchased the Voyageur Spirit FPSO unit during the nine months ended September 30, 2013.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt were $525.0 million for the nine months ended September 30, 2013, and ($178.2) million for the same period in 2012.

Net proceeds from the issuance of long-term debt increased for the nine months ended September 30, 2013, mainly due to:

•	proceeds from the issuance of NOK 1,300 million unsecured bonds, of which a portion was used to repurchase NOK 388.5 million of existing bonds, to repay existing revolving credit facility debt and for general partnership purposes;

•	a $230 million repayment of an existing debt facility relating to the Voyageur Spirit and the drawdown of a new $330 million debt facility that was used to purchase the Voyageur Spirit FPSO unit;

•	the drawdown of $170 million on a new debt facility relating to the first two delivered BG Shuttle Tankers, and the issuance of $87 million senior secured bonds relating to the third delivered BG Shuttle Tanker, which were used to partially finance the final payments relating to these vessels; and

•	the drawdown of $146 million on three of our revolving debt facilities, which were used for general partnership purposes;

partially offset by

•	a $119 million partial prepayment relating to one of our revolving debt facilities.

During the nine months ended September 30, 2012, we incurred long-term debt to repay existing revolving credit facilities and for general partnership purposes.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were relatively stable at $123.0 million for the nine months ended September 30, 2013, and $119.6 million for the same period in 2012.

Cash distributions paid by our subsidiaries to non-controlling interests during the nine months ended September 30, 2013 and 2012 were $4.2 and $5.8 million, respectively. Cash distributions paid by us to our common and preferred unitholders and our general partner during the nine months ended September 30, 2013 and 2012 were $141.8 million and $116.7 million, respectively. The increase in distributions to our common and preferred unitholders was attributed to two increases in our cash distribution of $0.0125 per unit and $0.0128 per unit, respectively, or approximately 2.5%, commencing with the cash distribution paid in the second quarters of 2012 and 2013, respectively, an increase in the number of common units resulting from the 9.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2012, 3.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2013 and the issuance of 6.0 million preferred units in 2013. The increase in the 2012 cash distribution coincided with our acquisition of the Piranema Spirit FPSO unit. The increase in the 2013 cash distribution coincided with our acquisition of the Voyageur Spirit FPSO unit. Subsequent to September 30, 2013 cash distributions on our outstanding common units and general partner interest related to the three months ended September 30, 2013 of $47.6 million were declared and paid on November 8, 2013.

Investing Cash Flows. During the nine months ended September 30, 2013, net cash flow used for investing activities was $374.6 million, primarily relating to the expenditures for vessels and equipment, including installment and final payments of $256.5 million on the four newbuilding BG Shuttle Tankers, $53.4 million on the HiLoad DP Unit and $44.4 million on various other vessel additions, the $52.5 million acquisition from Teekay Corporation of its 50 percent interest in the Itajai FPSO unit, partially offset by aggregate sale proceeds of $28.0 million from the sale of the Basker Spirit shuttle tanker and the Leyte Spirit, the Poul Spirit and the Gotland Spirit conventional tankers and the scheduled lease payments of $4.3 million received from the leasing of our VOC emissions equipment and direct financing lease assets.

During the nine months ended September 30, 2012, net cash flow used for investing activities was $14.5 million, primarily relating to expenditures for vessels and equipment, including the second installment payments of $33.5 million on three of the four newbuilding BG Shuttle Tankers and $10.7 million on various other vessel additions, partially offset by $16.5 million in proceeds from the sale of two vessels and scheduled lease payments of $13.2 million received from the leasing of our VOC emissions equipment and direct financing lease assets

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2013:

	Total	Balance of 2013	2014 and 2015	2016 and 2017	Beyond 2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	2,036.4	109.1	946.4	423.6	557.3
Chartered-in vessels (Operating leases)	45.2	11.4	33.8	—	—
Newbuilding installments (2)	66.9	66.9	—	—	—
Conversion of FSO units (3)	297.3	25.3	164.4	107.6	—

Norwegian Kroner-Denominated Obligations
Long-term debt (4)	351.1	35.2	—	182.9	133.0

Total contractual obligations	2,796.9	247.9	1,144.6	714.1	690.3

(1)	Excludes expected interest payments of $9.4 million (remainder of 2013), $57.6 million (2014 and 2015), $36.6 million (2016 and 2017) and $33.5 million (beyond 2017). Expected interest payments are based on LIBOR, plus margins which ranged between 0.3% and 3.25% as at September 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 1 – Financial Statements: Note 11 (c) – Commitments and Contingencies.
(3)	Includes amounts reimbursable upon delivery of the units relating to installation and mobilization costs, and the costs of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Please read Item 1 – Financial Statements: Note 11 (e) and (f) – Commitments and Contingencies.
(4)	Excludes expected interest payments of $5.6 million (remainder of 2013), $41.6 million (2014 and 2015), $25.7 million (2016 and 2017) and $0.7 million (beyond 2017). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at September 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section of our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2012. As at September 30, 2013, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.

At September 30, 2013, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at September 30, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs units and related contracts from Teekay Corporation and our accepting the offers;

•	direct acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•	delivery dates, financing and estimated costs for newbuildings, including the HiLoad DP unit and the remaining BG Shuttle Tankers, or existing vessels;

•	the timing of the HiLoad DP unit commencing its 10-year charter contract with Petrobras;

•	the timing and cost of converting the Navion Clipper into an FSO unit and the timing of commencing its 10-year charter contract with Salamander;

•	the cost of converting the Randgrid into an FSO unit, the timing of commencing its three-year charter contract with Statoil and the cost and certainty of our acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	the expected timing of final acceptance by the charterer of the Voyageur Spirit FPSO unit;

•	recovery from Teekay Corporation of foregone revenue due to the off-hire of the Voyageur Spirit FPSO unit;

•	insurance coverage and indemnification for costs related to the collision between the Navion Hispania and the Njord Bravo;

•	vessel operating and crewing costs for vessels;

•	our entering into joint ventures or partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	changes in applicable industry laws and regulations;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; the failure or delay in repairing the defect related to the compressor in the Voyageur Spirit FPSO unit; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at September 30, 2013 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2013	2014	2015	2016	2017	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	109.1	802.0	144.4	180.9	242.7	557.3	2,036.4	1,980.6	1.9%
Variable Rate (NOK) (3)	35.2	—	—	83.1	99.8	133.0	351.1	356.5	6.6%

Interest Rate Swaps:
Contract Amount (4)	139.4	361.4	286.4	156.9	128.9	800.6	1,873.6	165.5	3.4%
Average Fixed Pay Rate	1.4%	3.5%	3.7%	3.2%	1.2%	4.1%	3.4%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2013 ranged between 0.3% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Norwegian Kroner-denominated debt and interest rate swaps are based on NIBOR.
(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2013, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2013	2014	2015
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	330,000	5.95	12,694	39,442	3,320

			12,694	39,442	3,320

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest.

As at September 30, 2013, we were committed to the following cross currency swaps:

Principal	Principal		Floating Rate Receivable		Floating Rate Payable			Fair Value / Carrying Amount of
Amount	Amount		Reference		Reference		Fixed Rate	Asset	Remaining
NOK	USD		Rate	Margin	Rate	Margin	Payable	(Liability)	Term (years)
211,500	34,721	(1)	NIBOR	4.75%	LIBOR (2)	5.04%		436	0.2
600,000	101,351		NIBOR	5.75%			7.49%	(4,377)	3.3
500,000	89,710		NIBOR	4.00%			4.80%	(7,048)	2.3
800,000	143,536		NIBOR	4.75%			5.93%	(9,813)	4.3

								(20,802)

(1)	The Partnership partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of the original Partnership NOK 600 million bond issue (see note 6).
(2)	LIBOR was subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read Item 1 – Financial statements: Note 9 – Derivative Instruments and Hedging Activities.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2013, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Item 1 – Financial Statements: Note 11(a) – Commitments and Contingencies.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factors described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Our Series A Preferred Units rank senior to our common units, and we are unable to make any distributions to our common unitholders unless full cumulative distributions are made on our Series A Preferred Units.

On April 30, 2013, we issued 6,000,000 of our 7.25% Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units) with a liquidation preference of $25.00 per unit. The Series A Preferred Units represent perpetual equity interests in us and rank senior to our common units. Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. No distribution may be declared or paid or set apart for payment on the common units, or any other junior securities, unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any party securities through the most recent respective distribution payment dates.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-188051) FILED WITH THE SEC ON APRIL 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

		By:	Teekay Offshore GP L.L.C., its general partner

Date:	November 27, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)